

June 29, 2021

BY EMAIL

Brandon J. Cage
Assistant Vice President, Counsel
Law Department
Pacific Life Insurance Company
700 Newport Center Drive
Newport Beach, California 92660

Re: Registration Statement on Form N-6 of Pacific Select Exec Separate Account (the "Separate Account") of Pacific Life Insurance Company (the "Company") relating to M Vision Pacific Life SVUL (File Nos. 811-05563 and 333-255746) (the "Registration Statement")

Dear Mr. Cage:

The staff has reviewed the Registration Statement on Form N-6 filed on May 4, 2021 by the Separate Account under the Securities Act of 1933, as amended (the "1933 Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"). Based on the Company's representations in the transmittal letter accompanying the Registration Statement, we have given the Registration Statement a selective review. All capitalized terms not otherwise defined herein have the respective meanings given to them in the Registration Statement.

GENERAL

1.   Please confirm that all missing information and all exhibits will be filed in pre-effective amendments to the Registration Statement. We may have additional comments on such portions when you complete them in the pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in the pre-effective amendments.

2.   Where a comment is made with regard to disclosure in one location of the Registration Statement, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

3.   Please clarify supplementally whether there are any guarantees or support agreements with third parties to support any policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Policy issued by the Separate Account.

PROSPECTUS

Cover page

4.   The Policy is characterized as a "last survivor flexible premium variable universal life insurance." In the bulleted definitions, please provide a definition for "universal life insurance" rather than "life insurance."

5.   The disclosure states, "before you purchase this Policy, you may request a personalized illustration of your future benefits under the Policy based on your Age, Risk Class, the Death Benefit Option, Face Amount, planned premium, and any rider requested." If the illustration will assume a hypothetical rate of return based on the type of Investment Option chosen, please state this in the disclosure.

Benefits and Risks of Your Policy

Benefits of Your Policy (pp. 3-4)

6.   Under *Death Benefit*, the disclosure states that an investor may currently choose between two Death Benefit Options – Options A and B. Discussion of Option C is included with a note that the option is not currently available and that the prospectus will be amended if the Company makes the option available in the future. We note that Option C is available for purchase only at Policy issue. Since no investor purchasing a Policy under this Prospectus will be able to choose Option C, please remove all disclosure relating to Option C from the Registration Statement.

7.   Under *Accumulated Value—Standard Loans*, please add that interest will be charged on the loan amount.

Risks of Your Policy (pp. 4-7)

8.   Under *Indexed Interest Crediting Risk*, please revise the disclosure to clarify that the Monthly Indexed Fixed Option Charge is applicable only for amounts allocated to the 1-Year High Cap Indexed Account. Please make the parallel change in the *Fee Tables—Table 2.*

Fee Tables

Table 2—Periodic Charges Other than Fund Operating Expenses (pp. 8-10)

9.   Under Asset charge, please remove "Maximum" from "Maximum current charge" under the Amount Deducted column.

—Optional Riders and Benefits

10.   Under *Riders Providing Face Amount Coverage on the Insured—Estate Preservation Rider*, please consider including (a) the minimum and maximum *current* charges for the rider and (b) the current charge under *Charge for a representative Insured*.

11.   Under *Riders Providing Face Amount Coverage on the Insured—Flexible Duration No-Lapse Guarantee Rider*, please (a) remove "No-Lapse Monthly Charge Deduction" and (b) consider adding the current charge under *Charge for a representative Insured*. We note that this rider is listed as a rider providing face amount coverage on the Insureds in this table, but is characterized as a rider that provides "additional cash value protection" on page 27. Please reconcile.

12.   Under *Riders that Provide Additional Benefits,* in order to uniformly present the charge information for each rider, please consider using the phrase "minimum and maximum guaranteed charge" for each rider in the first column and state in the third column that there is no charge.

13.   Under *Riders that Provide Additional Benefits—Policy Split Option Rider*, please consider adding information on the current charge.

Terms Used in This Prospectus

14.   There are several references to "Fixed Accounts" in this section. Please revise to reflect that this Policy offers only one fixed account.

Policy Basics

Understanding Policy Expenses and Cash Flow (including fees and charges of Fund portfolios) (p. 22)

15.   Please add the Fixed Account Option next to the Indexed Fixed Options on the flow chart.

Policy Benefits

Changing Your Death Benefit Option (pp. 25-26)

16.   The third bullet point in this section states, "[b]eginning in Policy Year 3, you can change from any Death Benefit Option to Option A or Option B." Please reconcile this statement with the first bullet point that an Insured "can change the Death Benefit Option once in any Policy Year." If the Death Benefit Option may only be changed starting in Policy Year 3, please revise the disclosure accordingly. Since there are only two Death Benefit Options, for clarity, please revise the statement in the third bullet point to state that an investor can change from one Death Benefit Option to the other.

Optional Riders and Benefits (pp. 27-38)

17.   *Annual Renewable Term Rider Last Survivor (ARTR-LS):*

     a.   Please bold the heading for Annual Renewable Term Rider on page 28 so that it can be easily located; and

     b.   Under *How the Rider Works*, the disclosure states that "[a]nnual increases are scheduled at issue." The section only discusses increases requested by the Insured(s). There is also no discussion of "scheduled increase[s]" in the ARTR-LS rider filed as an exhibit to the Registration Statement. Please explain what is meant by this disclosure.

18.   Under *Estate Preservation Rider*, please disclose when the rider can or must be elected. If the rider must be elected at Policy issue, please bold this statement. The disclosure states that the rider will terminate on lapse of the Policy. Please disclose whether and under what conditions the Rider can be reinstated if the Policy is reinstated.

19.   In the second paragraph under *Flexible Duration No-Lapse Guarantee Rider (FDNLG)—Investment Allocation Requirements—the Allowable Investment Options,* the disclosure states "[w]e reserve the right to add, remove or change allowable Investment Options at any time." Please add disclosure that clarifies that the Company is only reserving the right to add, remove or change individual Investment Options currently offered and not reserving the right to impose restrictions as to the amount that may be allocated to the Investment Options.

20.   As to the Conversion Rider, please supplementally describe the types of policies eligible for conversion (*e.g.*, can an investor convert into another variable life insurance policy?). If the exchanges under the Conversion Rider are into another variable life policy, and with respect to the exchanges under the two Policy Split Riders, please explain how these exchanges will comply with the relative net asset value requirements of Rule 11a-2 under the 1940 Act. We may have further comments and disclosure may need to be revised depending on your response.

21.   A Conversion Rider permits an Insured to request conversion of the Policy to another permanent life insurance policy offered by the Company. If financial professionals may have a financial incentive to recommend conversion of the Policy to another Company policy, please add disclosure to that effect. Also state that an Insured should only exchange his/her Policy if he/she determines, after comparing the features, risks, and fees of both policies, that it is preferable for the Insured to convert the Policy to the new policy. Please provide a toll free number for Insureds to call to discuss this option.

22.   Under Enhanced Policy Split Option Rider, the disclosure states that "[a]t the time of exchange, if the face amount on either of the new single life policies is less than the

minimum allowed face amount for that product, we will issue that policy with the minimum allowable face amount for that product." If this statement means that the Insured(s) must invest additional funds to meet the minimum allowable face amount on one or both of the new policies, please state this directly in the disclosure.

STATEMENT OF ADDITIONAL INFORMATION

23. For consistency with the description of the Policy in the Prospectus, on the cover page, please replace the reference to "variable life insurance policy" with "last survivor flexible premium variable universal life insurance with indexed option(s) policy."

24. Please supplementally provide information on M Insurance Solutions, the nature of its business, the services provided to the Separate Account and the Company, and its affiliation with the Company. If M Insurance Solutions provides "management-related" services, please disclose the information required by Item 17(b) of Form N-6. Otherwise please disclose the information required by Item 17(c) of Form N-6.

PART C

Exhibits

25. Please file execution copies of agreements filed as "form of" agreements. See Rule 483 under the 1933 Act.

26. We note that the terms of the Enhanced Policy Split Option Rider and the Policy Split Option Rider filed as exhibits to the Registration Statement are not consistent in some respects with the terms of those riders as described in the Prospectus. For these and all other Policy riders filed as exhibits, please ensure that the current versions of those riders are filed.

27. The Powers of Attorney incorporated by reference into the Registration Statement do not specifically reference this Registration Statement. Please execute and file new Powers of Attorney with the next pre-effective amendment authorizing the filing of this Registration Statement. See Rule 483 under the 1933 Act.

* * * *

A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. The pre-effective amendments should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

       We remind you that the Companies and their management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       You may contact me at (202) 551-6907 or chooy@sec.gov if you have any questions.

                   Sincerely,
                   /s/ Yoon Choo
                   Senior Counsel

cc: Andrea Ottomanelli Magovern, Assistant Director
     Sally Samuel, Branch Chief